[redacted]

15047228

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47499

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Athene Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

841 Apollo Street, Suite 150
(No. and Street)

El Segundo (City) CA (State) 90245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Markunas 310-698-4475
(Area Code ? Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name ? *of individual, state last, first, middle name*)

699 Walnut Street, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:
X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Michael Markunas, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Athene Securities, LLC, as of December 31, 2014, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President and Chief Compliance Officer
Athene Securities, LLC
Title

Notary Public

STEPHANIE KIDDER
COMMISSION NO. 767168
MY COMMISSION EXPIRES
MARCH 15, 2017

NOTARIAL SEAL IOWA

This report** contains (check all applicable boxes):

(X) (a) Facing page.
(X) (b) Statement of Financial Condition.
(X) (c) Statement of Income (Loss).
(X) (d) Statement of Changes in Financial Condition.
(X) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Athene Securities, LLC
Index
December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Management
of Athene Securities, LLC:

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended present fairly, in all material respects, the financial position of Athene Securities, LLC at December 31, 2014 and the results of its operations and its cash flows for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 27, 2015

PricewaterhouseCoopers LLP, 699 Walnut Street Suite 1300, Des Moines, IA 50309
T: (515) 246 3800, F: (515) 246 3811, www.pwc.com/us

Athene Securities, LLC
Statement of Financial Condition
December 31, 2014

		2014
Assets		
Cash and cash equivalents	$	3,066,258
Fixed maturity securities, at fair value (amortized cost of $4,229,508)		4,488,867
Amounts due from affiliate		307
Other assets		34,217
Total assets	$	7,589,649
Liabilities and stockholder's equity		
Accrued expenses		17,053
Amounts due to affiliate		49,891
Total liabilities	$	66,944
Stockholder's equity		
Common stock, no par value		
Authorized, issued, and outstanding – 100 shares		5,000
Additional paid-in capital		9,243,366
Accumulated deficit		(1,725,661)
Total stockholder's equity		7,522,705
Total liabilities and stockholder's equity	$	7,589,649

The accompanying notes are an integral part of these financial statements.

Athene Securities, LLC
Statement of Income
Year Ended December 31, 2014

		2014
Revenues		
Commission revenue	$	103,689
Concession revenue		10,257
Interest income		229,725
Realized and unrealized gains and losses, net		(114,370)
Total revenue	$	229,301
Expenses		
Commission expense		103,689
Salaries and facilities		48,600
FINRA fee		5,242
Other operating		22,055
Total expenses	$	179,586
Net income	$	49,715

The accompanying notes are an integral part of these financial statements.

Athene Securities, LLC
Statement of Change in Stockholder's Equity
Year Ended December 31, 2014

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2014	$ 5,000	$ 9,243,366	$ (1,775,376)	$ 7,472,990
Net income	-	—	49,715	49,715
Balance at December 31, 2014	$ 5,000	$ 9,243,366	$ (1,725,661)	$ 7,522,705

The accompanying notes are an integral part of these financial statements.

Athene Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2014

		2014
Operating activities		
Net income	$	49,715
Adjustment to reconcile net income to net cash provided by operating activities		
Realized and unrealized gains and losses, net		114,370
Accretion of bond discount		(4,976)
Change in:		
Amounts due from affiliate		(307)
Accrued expenses		17,053
Amounts due to affiliate		35,306
Net cash provided by operating activities		211,161
Net increase in cash		211,161
Cash and cash equivalents at beginning of year		2,855,097
Cash and cash equivalents at end of year	$	3,066,258

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Athene Securities, LLC (the Company) (formerly known as Aviva Securities, LLC) serves as a principal underwriter/distributor for existing variable annuity insurance products. New variable annuity insurance product sales were discontinued in 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA).

On October 2, 2013, the Company's ultimate parent, Aviva USA Corporation was sold to Athene Holding Ltd., a Bermuda exempted company. Aviva USA Corporation was previously owned by Aviva plc, a company organized under the laws of England and Wales. Aviva USA Corporation was then renamed to Athene USA Corporation. Effective March 24, 2014, the Company changed its name from Aviva Securities, LLC to Athene Securities, LLC. The name change was approved by FINRA.

Recent Accounting Pronouncements

Going Concern

In August 2014, the FASB issued new guidance regarding an entity's evaluation of its ability to continue as a going concern. This standard provides guidance around management's responsibility to evaluate whether there are conditions or events that raise substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for the first interim or annual reporting period ending after December 15, 2016 and early application is permitted. This guidance is not expected to have a significant effect on the Company's financial position, results of operations, or financial statement disclosures.

Revenue Recognition

In May 2014, the FASB issued new guidance related to revenue recognition. The guidance indicates that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This can be achieved by applying the five-step model included in the guidance. This standard will be effective for the first interim or annual reporting period beginning after December 15, 2016; early application is not permitted. An entity should apply the amendments in one of two methods: (1) retrospectively to each prior reporting period presented, or (2) retrospectively with the cumulative effect of initially applying this update recognized at the date of initial application. This guidance is not expected to have a significant effect on the Company's financial position, results of operations, or financial statement disclosures.

Discontinued Operations

In April 2014, the FASB issued new guidance related to reporting discontinued operations. The guidance changes the requirements for reporting discontinued operations and requires additional disclosures about discontinued operations. This standard is effective for the first interim or annual reporting period beginning on or after December 15, 2014. Early adoption is permitted, but only for disposals that have not been reported in financial statements previously issued or available for issuance. This guidance is not expected to have a significant effect on the Company's financial position, results of operations, or financial statement disclosures.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Fixed Maturity Securities
The Company carries fixed maturity securities at fair value on its statement of financial condition, classified as trading securities. Unrealized gains and losses in fair value from period to period, as well as realized gains and losses on disposals, are reported as realized and unrealized gains on investments within the Statement of Income.

Broker Dealer Commission Revenue and Expense
Athene Annuity and Life Company (AAIA) pays commission expenses to third-party broker dealers on behalf of the Company. Based on the amount of payments made by AAIA, the Company records broker dealer commission revenue and offsetting broker dealer commission expense to reflect the receipt and payment of these amounts on its behalf.

Concession Revenue
Concession revenue is earned and recognized by the Company as the variable annuity premiums are recognized by AAIA. Concession revenue is calculated by taking a specific percentage of all AAIA variable annuity premiums and represents compensation for policy administration.

Operating Expenses
Operating expenses, such as licensing fees and Broker Dealer bond insurance premiums, are related to operating activities of the Company and are intended to keep the entity in its good standing. These expenses are recognized, recorded, and presented in the financial statements during the reporting period in which they are incurred regardless of the period to which they relate. This policy has been consistently applied in each accounting period.

Income Taxes
The Company is disregarded as a separate taxable entity. Consequently, liability for income tax expense is the responsibility of the Company's owner.

2. Investments

The Company's fixed maturity securities at December 31, 2014, consisted of corporate bonds with amortized cost of $4,229,508, gross unrealized gains of $259,359, and fair value of $4,488,867. The amortized cost and fair value of the securities at December 31, 2014 are summarized by stated maturity as follows:

	2014	
	Amortized Cost	**Fair Value**
Due in 1-5 years	$ 4,229,508	$ 4,488,867

There were no purchases or sales of any securities during the year.

3. Fair Value

ASC 820, *Fair Value Measurements and Disclosures* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in valuing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those financial instruments measured at fair value on a recurring basis as of December 31, 2014.

	Fair Value Measurements on a Recurring Basis as of December 31, 2014			
	Level 1	**Level 2**	**Level 3**	**Total**
Fixed Maturity Securities	$ —	$ 4,488,867	$ —	$ 4,488,867

Financial instruments classified as Level 2 are valued using inputs from independent pricing services or corroborated broker quotes. At December 31, 2014, there were no financial instruments with valuation inputs classified as Level 3, nor were there assets or liabilities that were measured at fair value on a non-recurring basis. There were no transfers between levels in the fair value hierarchy during 2014.

4. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $7,288,915, which was $7,283,915 in excess of its required net capital of $5,000. The net capital rules may effectively restrict the payment of dividends.

5. Related-Party Matters

The Company has a service agreement in place with Athene Asset Management LLC ("AAM"), an affiliate of the Company. Under the terms of the agreement, the Company was charged for the use of facilities, services, and personnel of its affiliate in the course of serving as a broker-dealer. Personnel costs totaling $30,400, service costs totaling $12,500, building and facility costs totaling $5,500, and supplies and printing costs totaling $200, were charged to the Company in 2014 under the terms of the agreements. These amounts have been recognized as salaries and facilities expense within the Statement of Income. All other expenses not directly attributable to the operations of the Company are paid by AAIA and are excluded from these financial statements.

6. Subsequent Events

The Company has evaluated subsequent events through February 27, 2015, the date that these financial statements were available to be issued. Based on this evaluation, no events have occurred subsequent to December 31, 2014 that require disclosure or adjustment to the financial statements at that date or for the period then ended.

Supporting Schedule

Athene Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014 **Schedule I**

1	Total ownership equity from statement of financial condition	7,522,705
2	Deduct ownership equity not allowable for net capital	—
3	Total ownership equity qualified for net capital	7,522,705
4	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	—
	B. Other deductions or allowable credits	—
5	Total capital and allowable subordinated liabilities	7,522,705
6	Deductions and/or charges:	
	A. Total nonallowable assets from statement of financial condition	(34,524)
7	Other additions and/or allowable credits:	
	Deferred tax on unrealized appreciation of investments	—
8	Net capital before haircuts on securities positions	7,488,181
9	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):	
	A. Contractual securities commitments	
	B. Subordinated securities borrowings	
	C. Trading and investment securities:	
	1. Bankers' acceptances, certificates of deposit, and commercial paper	
	2. U.S. and Canadian government obligations	
	3. State and municipal government obligations	
	4. Corporate obligations	
	5. Stocks and warrants	
	6. Options	
	7. Arbitrage	
	8. Other securities	172,781
	D. Undue concentration	26,485
	E. Other	
10	Net capital	7,288,915

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited amended FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2014.

Athene Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

Schedule I (continued)

	Computation of basic net capital requirement		
11	Minimum net capital required (6-2/3% of line 19)	$	4,463
12	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13	Net capital requirement (greater of line 11 or 12)		5,000
14	Excess net capital (line 10 less 13)		7,283,915
15	Net capital less greater of 10% of line 19 or 120% of line 12		7,282,220
	Computation of aggregate indebtedness		
16	Total A.I. liabilities from statement of financial condition	$	66,944
17	Add:		
	A. Drafts for immediate credit		—
	B. Market value of securities borrowed for which no equivalent value is paid or credited		—
	C. Other unrecorded amounts		—
18	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-19(c)(1)(vii))		—
19	Total aggregate indebtedness	$	66,944
20	Percentage of indebtedness to net capital (line 19 / line 10)		0.92%
21	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		—%

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited amended FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2014.